UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/18** AND ENDING **06/30/19**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GLADSTONE SECURITIES LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1521 WESTBRANCH DRIVE, SUITE 100

(No. and Street)

MCLEAN	**VIRGINIA**	**22102**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T MARRONE   646-930-1906

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP

(Name – *if individual, state last, first, middle name*)

1800 TYSONS BLVD	**MCLEAN**	**VIRGINIA**	**22102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, JACK DELLAFIORA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLADSTONE SECURITIES LLC, as of JUNE 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AUDREY GAIL WILSON
Notary Public
Commonwealth of Virginia
Reg. # 7772818
My Commission Expires February 28, 2022

Audrey Wilson
Notary Public

Signature

MANAGING PRINCIPAL
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gladstone Securities, LLC

Financial Statements and Supplementary Information
As of and for the Year Ended June 30, 2019



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Gladstone Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gladstone Securities, LLC (the "Company") as of June 30, 2019, and the related statement of operations, of member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the financial statements, the Company has restated its 2018 financial statements to correct an error. As the prior period financial statements have not been presented herein, the restatement has been effected as an adjustment to member's equity as of July 1, 2018.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of June 30, 2019 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission as of June 30, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us



completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of June 30, 2019 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission as of June 30, 2019 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Significant Transactions with Related Parties

As discussed in Note 6 to the financial statements, the Company has entered into significant transactions with affiliated companies of The Gladstone Companies, Inc. which are related parties. Our opinion is not modified with respect to this matter.

PricewaterhouseCoopers LLP

McLean, Virginia
September 13, 2019

We have served as the Company's auditor since 2010.

Gladstone Securities, LLC
Statement of Financial Condition
As of June 30, 2019

Assets

Current assets		
Cash and cash equivalents	$	2,389,444
Due from affiliates[1]		576,319
Clearing firm deposit		50,000
Prepaid expenses		47,981
Total current assets		3,063,744
Intangible assets		97,266
Total other long term assets		97,266
Total assets	$	3,161,010

Liabilities and Member's Equity

Current liabilities		
Accounts payable and accrued expenses	$	538,441
Due to affiliates[1]		642,083
Total current liabilities[2]		1,180,524
Member's equity		
Member's equity		1,980,486
Total member's equity		1,980,486
Total liabilities and member's equity	$	3,161,010

[1] See Footnote 6 - Related Party Transactions

[2] See Footnote 5 - Commitments and Contingencies

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Operations
For the Year Ended June 30, 2019

Revenues

Revenue from Contracts with Customers (Related Party[1])

Investment banking fees	$	1,871,481
Dealer management fees		5,586,140
Real estate advisory fees		237,329
Total Revenues from Contracts with Customers		7,694,950
Other revenues		1,858
Total revenues		7,696,808

Operating expenses

Salaries and employee benefits[1]	1,980,662
Broker-dealer securities commissions	5,293,171
Professional services	137,134
Clearing fees	47,917
Taxes and licenses	74,812
Office expenses	26,113
Travel and meals	1,803
Rent	38,004
Telecommunications	35,408
Conferences	3,924
Insurance	47,576
Offering diligence expense	188,249
Other operating expenses	41,774
Total expenses	7,916,547

Net loss	$	(219,739)

[1] See Footnote 6 - Related Party Transactions

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Member's Equity
For the Year Ended June 30, 2019

Balance, June 30, 2018 (as restated)	$	2,200,225
Net loss		(219,739)
Balance, June 30, 2019	$	1,980,486

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Cash Flows
For the Year Ended June 30, 2019

Cash flows from operating activities

Net loss	$	(219,739)
Adjustment to reconcile net loss to net cash used in operating activities:		
Decrease in clearing firm deposit		4,031
(Increase) in due from affiliates[1]		(526,319)
(Increase) in prepaid assets		(568)
Increase in accounts payable and accrued expenses		363,954
Decrease in due to affiliate[1]		(1,130,671)
Net cash used in operating activiites		(1,509,312)
Net decrease in cash and cash equivalents		(1,509,312)
Cash and cash equivalents, beginning of year		3,898,756
Cash and cash equivalents, end of year	$	2,389,444

[1] See Footnote 6 - Related Party Transactions

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Notes to the Financial Statements
For the Year Ended June 30, 2019

1. Organization

Gladstone Securities, LLC (the "Company", formerly known as Circadian Partners, LLC) was formed on April 4, 2003 as a limited liability company under the laws of the state of Connecticut. The Company became a broker-dealer on November 18, 2003 and as such is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company is a wholly owned subsidiary of The Gladstone Companies, Inc (the "Parent").

The Company provides distribution and investment banking services for affiliated companies of the Parent, which are advised by Gladstone Management Corporation ("GMC"). The Company's FINRA membership agreement also permits the Company to raise private equity capital for nonaffiliated third-parties. As further described in Note 3, the Company has claimed an exemption from Securities Exchange Act Rule 15c3-3 (17 C.F.R. §240.15c3-3 or the "Customer Protection Rule") under sections (k)(2)(i) and (ii) of that rule.

2. Restatement of Previously Reported Retained Earnings

As part of preparing the 2019 financial statements, management identified a $230,403 underaccrual of bonus expense, a component of salaries and employee benefits expense, in previously issued financial statements. Management evaluated this error and concluded the previously issued financial statements for the fiscal year ended June 30, 2018 (not presented herein) were misstated. Accordingly, we have restated our previously issued financial statements for the fiscal year ended June 30, 2018. The correction of this prior period error resulted in a $230,403 decrease in opening member's equity which has been reflected as a restatement in the Statement of Member's Equity for the year ended June 30, 2019. The restatement otherwise has no effect on our Statement of Financial Condition or Computation of Net Capital as of June 30, 2019.

3. Summary of Significant Accounting Policies

The accounting policies that materially affect the determination of financial condition, results of operations and cash flows are summarized below. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The Company's financial statements are prepared on the accrual basis of accounting in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the

reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include funds deposited with maturities of three months or less when purchased. All of the Company's cash and cash equivalents at June 30, 2019 were held in the custody of financial institutions. The Company's balances at times may exceed federally insurable limits. The Company mitigates this risk by depositing funds with a major banking institution.

Prepaid Expenses

Prepaid expenses consist of annual subscriptions and insurance premiums which are amortized on a straight-line basis over their respective useful lives.

Intangible Assets

Intangible assets are indefinite-lived and consist of the purchase price for the broker-dealer license, as well as capitalized regulatory fees. Pursuant to applicable GAAP, the Company performed a qualitative assessment as of June 30, 2019 to determine if there is a greater than 50% likelihood that the fair values of its intangible assets exceeded their carrying amounts. Based on this assessment, the Company concluded there was a greater than 50% probability that the fair value of each of its intangible assets exceeded its carrying value and therefore the Company was not required to perform a further quantitative assessment. Accordingly, no impairment was recognized for the year ended June 30, 2019.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers." This standard, along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In March 2016 the FASB also issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal Versus Agent Consideration (Reporting Revenue Gross Versus Net) (the "Amendment" and together with ASU 2014-09, the "ASUs") which outlined the FASB's amendments to its principal-versus-agent guidance. The key provisions of the Amendment are assessing the nature of the entity's promise to the customer, identifying the specified goods or services, and applying the control principle and indicators of control. In addition, entities are required to adopt the Amendment by using the same transaction method they used to adopt ASU 2014-09.

The Company adopted ASC 606 on July 1, 2018 using the modified retrospective approach. In adopting the standard, the Company reviewed its revenue contracts and concluded there were no material changes to the timing or manner of revenue recognition.

A summary of the performance obligations and other significant judgements for each of the Company's business activities is included in the table below:

Revenue Stream	Performance Obligation	Revenue Recognition
Investment banking fees	To provide investment banking and due diligence services to portfolio companies of affiliates.	Fees are generated and earned at settlement date when paid.
Dealer management fees	To serve as the dealer manager in distribution of certain offerings of stock of affiliates.	Fees are generated and earned at on a trade-date basis, when the Company's obligation to its customer is satisfied.
Real estate advisory fees	To provide advisory and mortgage placement services to affiliates.	Fees are generated and earned at settlement date when paid.

Description of the Company's revenue streams are as follows:

Investment Banking Fee Income

Investment banking fees income includes investment banking and due diligence fees derived from contractual agreements with portfolio companies of the Company's affiliates, Gladstone Investment Corporation ("Investment") and Gladstone Capital Corporation ("Capital"). Such fees are generally earned and received on the execution date of portfolio company transactions. During the year ended June 30, 2019 the Company earned investment banking revenues of $1,058,081 and $813,400 from transactions entered into by Investment and Capital, respectively.

Dealer Management Fee Income

The Company entered into a Dealer Manager agreement with Land Corporation, effective January 10, 2018, to serve as an exclusive dealer-manager in connection with the primary offering of 6,000,000 shares of Land's 6.0% Series B Cumulative Redeemable Preferred Stock. The offering will terminate on the date that is the earlier of either June 1, 2023, unless terminated earlier or extended by Land's Board of Directors, or the date on which all the shares (6,000,000) offered in the primary offering are sold. During the year ended June 30, 2019 the Company earned income of $5,586,140 related to this agreement; of that, $576,319 was recorded as a receivable from affiliates at June 30, 2019. Through June 30, 2019, 2,643,468 of the 6,000,000 shares had been sold.

Real Estate Advisory Fee Income

Real estate advisory fee income is earned from mortgage acquisition services provided by the Company to Gladstone Commercial Corporation ("Commercial") and Gladstone Land Corporation ("Land"), both affiliates of the Company.

The Company entered into an agreement with Commercial, effective June 18, 2013, for the Company to act as a non-exclusive agent to assist Commercial with arranging mortgage financing for properties. In connection with this engagement, the Company may solicit the interest of various commercial real estate lenders or recommend third party lenders to Commercial. Commercial pays the Company a real estate advisory fee in connection with the services it provides for securing mortgage financing. The amount of these financing fees, which are earned and payable upon closing of the financing, are based on a percentage of the amount of the mortgage, generally ranging from 0.5% to a maximum of 1.0% of the mortgage obtained. The amount of the financing fees may be reduced or eliminated, as determined by the Company and Commercial after taking into consideration various factors, including, but not limited to, the involvement of any third party brokers and market conditions. During the year ended June 30, 2019 the Company earned real estate advisory fee revenue of $128,393 related to this agreement.

The Company entered into an agreement with Land, effective April 12, 2017, for the Company to act as a non-exclusive agent to assist Land with arranging mortgage financing for properties. The terms of the agreement are substantively similar to the agreement between the Company and Commercial. During the year ended June 30, 2019 the Company earned real estate advisory fee revenue of $108,936 related to this agreement.

Both agreements were renewed on July 9, 2019 by Commercial and Land; the new termination dates are August 31, 2020.

Income Taxes

The Company is a single member limited liability company which is wholly owned by its Parent. The Company's results will be reported on its Parent's federal and state income tax returns. The Company is a disregarded entity for both U.S. federal and state income tax purposes and there is no tax sharing agreement between the Company and its Parent. The Company has no obligation or commitment to fund any tax liability held by its Parent and accordingly, no tax recognition is reflected in the Company's financial statements.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842): An Amendment of the FASB Accounting Standards Codification" ("ASU 2016-02"). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee, which classification determines whether lease expense is recognized based on an effective interest method or on a straight-line basis, respectively, over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months, regardless of the classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. The amendments in ASU 2016-02 are effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU on its financial statements. The Company does not have any direct leases.

4. **Regulatory Requirements**

As disclosed in Note 1, and pursuant to SEC Staff guidance, the Company claims exemption under both paragraph k(2)(i) and paragraph k(2)(ii) of the Customer Protection Rule. The Company claims exemption for its investment banking and real estate advisory business activities under paragraph k(2)(i) of the Customer Protection Rule as the Company does not hold customer funds or safekeep of customer securities as part of these business activities. The Company is currently exempt from the requirements to maintain a "Special Account for the Exclusive Benefit of Customers" because, due to the nature of the Company's business activities, the Company would not ever be in possession of customer funds or securities. The Company claims exemption for its dealer-manager business under paragraph k(2)(ii) of the Customer Protection Rule for relevant transactions cleared on a fully-disclosed basis through its clearing firm, RBC Capital Markets, LLC ("RBC") (see Note 7). In connection with this business activity, the Company does not hold customer funds or safekeep customer securities.

As the Company claims exemption from the Customer Protection Rule, it is not required to prepare the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 nor is it required to prepare the Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15:1.

The Company had basic net capital of $1,809,223 at June 30, 2019, which was $1,730,521 in excess of its required minimum net capital.

The Company's ratio of aggregate indebtedness to net capital at June 30, 2019 was .653: 1.

5. Commitments and Contingencies

Contingencies include the usual obligations of a broker dealer. The Company seeks to minimize the risks associated with its activities through policies and procedures designed to monitor the investment recommendations of its licensed representatives as well as the contractual terms and conditions of its agreements with customers. While the Company has exposure to these risks in its normal course of business, there are no significant unrecorded or undisclosed commitments or contingencies as of June 30, 2019. Additionally, there are no liabilities subject to subordination, and thus, the *Statement of Changes in Liabilities Subordinated to Claims of General Creditors* has been omitted.

6. Related-Party Transactions

The Company is a member of a group of affiliated entities, including GMC and Gladstone Administration, LLC ("Administration"). GMC and Administration, per an expense sharing agreement, have agreed to incur all general and overhead expenses, and allocate a portion of those expenses to the Company based on employee hourly activity. During the year ended June 30, 2019, the Company incurred the following expenses from affiliates as follows:

	GMC	Administration	Total
Salaries and employee benefits	$ 1,552,693	$ 427,969	$ 1,980,662
Rent	26,792	11,212	38,004
Telecommunications	21,589	10,300	31,889
Insurance	7,126	3,692	10,818
Other	32,272	13,602	45,874
Total Expenses from Affiliates	$ 1,640,472	$ 466,775	$ 2,107,247

These expenses are recorded as due to affiliates on the Company's Statement of Financial Condition. During the year ended June 30, 2019 the Company paid $2,589,862 and $681,500 to GMC and Administration, respectively, of amounts previously recorded as due to affiliates. At June 30, 2019, the Company owed $548,201 and $93,873 to GMC and Administration, respectively, pursuant to this expense sharing agreement.

7. Clearing Broker

As disclosed in Notes 1 and 4, the Company clears certain dealer management transactions through RBC on a fully disclosed basis. For the year ended June 30, 2019 the Company paid $47,917 in fees to RBC. At June 30, 2019 the Company had $50,000 on deposit with RBC.

8. **Subsequent Events**

The Company evaluated all events that have occurred subsequent to June 30, 2019 through September 13, 2019, the issuance date of the financial statements. There were no subsequent events, other than the renewals of the agreement with affiliates, as described in Note 3, which required a disclosure during the period then ended.

Gladstone Securities, LLC
Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission

As of June 30, 2019		Schedule I

Computation of Net Capital

Member's equity	$	1,980,486
Non-allowable assets:		
Prepaid expenses		(47,981)
Organizational expenses / intangible assets		(97,266)
Net capital before haircuts		1,835,239
Haircuts - money market mutual funds		(26,016)
Net capital	$	1,809,223
Less: Minimum net capital required at 6.67% of aggregated indebtedness ($5,000 if higher)		78,702
Excess net capital	$	1,730,521
Total aggregated indebtedness	$	1,180,524
Ratio of aggregated indebtedness to net capital		.653: 1

There are no material differences between the above calculations and the calculations as included in the Company's amended FOCUS report as of June 30, 2019.

Gladstone Securities, LLC

Computation for Determination of Reserve Requirements Pursuant to
Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2019   **Schedule II**

Computation for Determination of Reserve Requirements:

As disclosed in Note 1 and Note 4 the Company operates under the exemptive provisions of both paragraph (k)(2)(i) and (k)(2)(ii) of SEC Rule 15c3-3. Therefore, the Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 of the Securities and Exchange Commissions has been omitted.

 **GLADSTONE SECURITIES**

Gladstone Securities, LLC's Exemption Report

Gladstone Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under both the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and 17 C.F.R. §240.15c3-3(k)(2)(ii) through the year ended June 30, 2019.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Jack Dellafiora, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

9 / 13 / 2019
Date

Jack Dellafiora
Print Name



pwc

Report of Independent Registered Public Accounting Firm

To the Management of Gladstone Securities, LLC

We have reviewed Gladstone Securities, LLC's assertions, included in the accompanying Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) and 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provisions throughout the year ended June 30, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provisions throughout the year ended June 30, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP
McLean, Virginia
September 13, 2019

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us



Report of Independent Accountants

To the Management of Gladstone Securities, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Gladstone Securities, LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Gladstone Securities, LLC for the year ended June 30, 2019, solely to assist the specified parties in evaluating Gladstone Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Gladstone Securities' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated January 28, 2019 in the amount of $5,005 was compared to check number 655, and payment dated July 24, 2019 in the amount of $6,540 was compared to check number 710, noting no differences.
2. Compared the Total Revenue amount reported on page 2 of the audited Form X-17A-5 for the year ended June 30, 2019 of $7,696,808 to the Total revenue amount of $7,696,810 reported on page 2, item 2a of Form SIPC-7 for the year ended June 30, 2019, noting a difference of $2.
3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $7,696,810 and $11,545, respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Management of Gladstone Securities, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

McLean, Virginia
September 13, 2019

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
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